Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements

April 30, 2007

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 17, 2007

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets [Note 1]
As at April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006
	$	$
ASSETS
Current Assets
Cash and cash equivalents	294,463	427,777
GST and interest receivable	11,329	5,074
Prepaid expenses	47,933	67,205
Due from related parties [Note 9]	58,420	–
Total Current Assets	412,145	500,056
Intangible Assets [Note 3]	–	–
Property and Equipment [Note 7]	12,731	–
Total Assets	424,876	500,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	83,952	78,168
Due to related parties [Note 9]	–	46,681
Total Liabilities	83,952	124,849

Shareholders’ Equity
Share Capital [Note 4]	11,356,689	11,343,564
Subscriptions received	289,307	–
Contributed Surplus	850,733	553,067
Foreign Currency Translation Adjustments	(74,706)	39,977
Deficit	(12,081,099)	(11,561,401)
	340,924	375,207
	424,876	500,056

Commitments [Notes 10 and 11]
Subsequent Events [Note 12]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006
	$	$
Operating Expenses
Foreign exchange	(23,130)	15,609
General and administrative	1,884,471	1,574,083
Impairment loss on intangible assets [Note 3]	–	245,356
Mineral property maintenance costs	7,560	–
Operating Loss	(1,868,901)	(1,835,048)
Other Income
Gain on sale of subsidiary’s shares	616,974	385,853
Gain on issue by subsidiary of its own shares outside the
consolidated group [Note 6]	147,414	331,949
Interest	14,414	428
Non-controlling interest	570,401	83,420
Net Loss for the Year	(519,698)	(1,033,398)
Deficit - Beginning of Year	(11,561,401)	(10,528,003)
Deficit - End of Year	(12,081,099)	(11,561,401)

Basic Loss Per Share	(0.02)	(0.04)

Weighted Average Number of Common Shares Outstanding	23,831,000	23,404,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006
	$	$
Operating Activities
Net loss	(519,698)	(1,033,398)
Items not involving cash
Accounts payable written-off	–	(87,209)
Stock-based compensation	296,528	129,830
Non-controlling interest	(570,401)	(83,420)
Gain on issue by subsidiary of its own shares	(147,414)	(331,949)
Shares issued for services	54,055	–
Amortization of deferred compensation	1,138	14,246
Impairment loss on intangible assets	–	245,356
Amortization	1,413	–
Gain on sale of subsidiary’s shares	(616,974)	(385,853)
Changes in non-cash working capital items
Amounts receivable	(6,256)	(1,883)
Prepaid expenses	33,852	(50,961)
Accounts payable and accrued liabilities	6,000	41,636
Net Cash Used In Operating Activities	(1,467,757)	(1,543,605)
Financing Activities
Shares issued	552,935	262,468
Repayments to related parties	(122,112)	(114,626)
Proceeds from subsidiary’s shares issued	–	1,278,188
Subscriptions received	289,307	4,452
Net Cash Provided by Financing Activities	720,130	1,430,482
Investing Activities
Proceeds on sale of subsidiary’s shares	621,526	390,653
Purchase of property and equipment	(14,144)	–
Net Cash Provided by Investing Activities	607,382	390,653
Effect of Exchange Rate Changes on Cash	6,931	(16,487)
Increase (Decrease) in Cash and Cash Equivalents	(133,314)	261,043
Cash and Cash Equivalents - Beginning of Year	427,777	166,734
Cash and Cash Equivalents - End of Year	294,463	427,777
Supplemental Disclosures
Interest paid	–	–
Income tax paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.3 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations. The Company plans to raise additional capital through debt and/or equity financings mainly through the Company’s subsidiary, REGI, which has an equity line of credit whereby the investor agreed to purchase up to $10,000,000 of REGI’s common stock. (See Note 5 (f)).

2.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc.(“Rand”), which owns a 12% interest in REGI, a U.S. public company listed on the OTC Bulletin Board in the United States. REGI continues to be considered a controlled subsidiary for consolidation purposes by way of control through the annually renewable voting trusts agreement, with other affiliated companies, which expires on August 31. This trust agreement gives the Company 50% control of the voting shares of REGI. The agreement can be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. The Company can sell, through a registered broker, up to 224,000 shares of REGI, being 1% of the issued shares, during any 90-day period.

All inter-company accounts and transactions have been eliminated.

[b]	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations, useful life and recoverability of long-lived assets, accrued liabilities, stock-based compensation and future deferred income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[c]	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountant (‘CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

	[d]	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	[e]	Intangible assets

The Company accounts for goodwill and intangible assets in accordance with CICA 3062, “Goodwill and Other Intangible Assets”. Intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually by comparing the carrying value to the respective fair value. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The estimated useful life of the technology and patent protection costs is 20 years.

	[f]	Property and equipment

Property and equipment consists of office furniture and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

	[g]	Development costs

The Company accounts for development costs in accordance with CICA 3450, “Research and Development Costs”. Amortization of development costs deferred to future periods would commence with commercial production or use of the product and charged as an expense on a systematic and rational basis by reference to the sale or use of the products. Deferred development costs are reviewed annually to ensure the criteria, which previously justified the deferral of costs, is still being met. When the criteria for deferment continue to be met but the amount of deferred development costs that can reasonably regarded as assured for recovery through related future revenues, less relevant costs, is exceeded by the unamortized balance of such costs, the excess is written off as a charge to income of the period.

	[h]	Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[i]	Foreign currency translation

[i] Translation of foreign currency transactions and balances

Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

[ii] Translation of foreign subsidiary balances

Foreign currency transactions are translated using the current method. Assets and liabilities of non-integrated foreign subsidiaries are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollars using the average exchange rate for the year. Any resulting translation gain or loss is deferred and included as a separate component of shareholders’ equity.

	[j]	Financial instruments

[i] Fair values

The fair values of cash and cash equivalents, amounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties approximate their carrying values due to their short-term maturity.

[ii] Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions.

[iii] Currency risk

The Company’s functional and reporting currency is the Canadian dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

	[k]	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect of future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

	[l]	Share issue costs

Costs of issuing shares are offset against the related share proceeds.

	[m]	Stock-based compensation plans

The Company follows the recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense. All stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 2004 are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value previously recorded is transferred from contributed surplus to share capital.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

[n] Loss per share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year, taking into account escrowed shares. The Company uses the treasury method for calculating diluted earning per share. Stock options and warrants are dilutive when average market price of the common shares during the period exceeds the exercise price of the options and warrants. However, diluted loss per share has not been presented as the effects of potential issuance of shares under options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share, are the same.

3.	INTANGIBLE ASSETS

During the year ended April 30, 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

4.	SHARE CAPITAL

Authorized:

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2005	22,620,392	11,124,581
Issued during the year:
Pursuant to the exercise of stock options	768,750	80,625
Pursuant to the exercise of warrants	727,289	181,843
Balance, April 30, 2006	24,116,431	11,387,049
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, April 30, 2006	23,899,009	11,343,564

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2006	24,116,431	11,387,049
Issued during the year:
Pursuant to the exercise of stock options	43,750	13,125
Balance, April 30, 2007	24,160,181	11,400,174
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, April 30, 2007	23,942,759	11,356,689

[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[b]	Treasury shares

At April 30, 2007, Rand owns 217,422 (2006 – 217,422) shares of the Company.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

	[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a  maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

On October 20, 2005, the Company granted 750,000 stock options to an officer exercisable at $0.30 per share, up to October 20, 2010. During the year ended April 30, 2007, the Company charged stock-based compensation of $Nil (2006 - $61,173) to operations for the vested fair value of these stock options. These options have the following vesting schedule:

		[i]	Up to 25% of the options may be exercised at any time during the term of the option, such initial exercise is referred to as the “First Exercise”.

		[ii]	The second 25% of the options may be exercised at any time after 90 days from the date of First Exercise, such second exercise is referred to as the “Second Exercise”.

		[iii]	The third 25% of the options may be exercised at any time after 90 days from the date of Second Exercise, such third exercise is referred to as the “Third Exercise”.

		[iv]	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

The following table summarizes activity under the Plan for the years ended April 30, 2006 and 2007:

		Weighted
		average
	Number	exercise price
	of shares	$
Outstanding, April 30, 2005	1,187,500	0.15
Granted	750,000	0.30
Exercised	(768,750)	0.10
Outstanding, April 30, 2006	1,168,750	0.27
Exercised	(43,750)	0.30

Outstanding, April 30, 2007	1,125,000	0.27

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

	[c]	Stock options (Continued)

Additional information regarding options outstanding at April 30, 2007 and 2006 is as follows:

	Exercise
	Price
Expiry Date		$2007	2006

September 18, 2008	0.30	100,000	143,750
March 4, 2009	0.19	250,000	250,000
April 8, 2009	0.14	25,000	25,000
October 20, 2010	0.30	750,000	750,000

Options outstanding		1,125,000	1,168,750

Options exercisable		300,000	606,250

Weighted average price for options exercisable		$0.27	$0.25

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model and the weighted average fair value of stock options granted during the year ended April 30, 2007 was $Nil (2006 - $0.326) .

The assumptions used in the option pricing model were as follows:

	Year Ended	Year Ended
	April 30,	April 30,
	2007	2006

Expected dividend yield	N/A	0%
Risk-free interest rate	N/A	4.21%
Expected volatility	N/A	231%
Expected option life (in years)	N/A	3.0

5.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the years ended April 30, 2006 and 2007:

	Number of	Amount
Common shares issued:	shares	US$
Balance, April 30, 2005	23,720,725	5,838,841

Stock issued for cash pursuant to:
Options exercised	212,000	53,313
Warrants exercised	406,400	142,240
Private placement	1,500,000	881,088
Balance, April 30, 2006	25,839,125	6,915,482

Shares issued for services	29,000	60,000
Stock issued for cash pursuant to:
Options exercised	662,250	143,938
Warrants exercised	268,833	217,666
Private placement	120,000	116,496
Warrants issued for financing (cash-less)	–	(1,561,406)
Balance, April 30, 2007	26,919,208	5,892,176

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

5.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC. (Continued)

	[a]	At April 30, 2007, the Company owned 3,320,000 (2006 – 3,320,000) shares.

	[b]	At April 30, 2007, Rand owned 2,849,416 (2006 – 3,205,986) shares. The Company owns 51% of Rand.

	[c]	A total of 1,888,500 shares are reserved for the exercise of stock options, exercisable at a weighted average price of $1.12 per share with a weighted average remaining life of 4.12 years.

[d]

During the year ended April 30, 2007, REGI issued 120,000 units at $1 per unit for proceeds of $116,496, net of commissions of $3,504, pursuant to a private placement. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of $1.50 per share for a period of five years.

	[e]	As at April 30, 2007, 2,733,167 share purchase warrants were outstanding. 2,613,167 warrants may be exercised at a price of $1 per share, and 120,000 may be exercised at a price of $1.50 per share.

[f]

On November 17, 2006, REGI entered into a Securities Purchase Agreement (“equity line of credit”), whereby an investor agreed to purchase up to $10,000,000 of REGI’s common stock over a term of 36 months at REGI’s discretion. Each purchase will be for a minimum of $150,000 and up to a maximum of the lessor of $750,000, or 200% of the average weighted volume for REGI’s common stock for the 20 trading days prior to the date of purchase. Each purchase will be at a 15% discount to the market price of REGI’s common stock over the 10 trading days prior to the purchase.

In connection with the equity line of credit, REGI issued to the investor a warrant (“Investor warrant”) to purchase 1,000,000 shares of REGI’s common stock at $1.30 per share (the “Exercise Price”) for five years, and to an agent a warrant (”Placement warrant”) to purchase 640,000 shares of REGI’s common stock at $1.30 per share for five years. If REGI fails to register the shares issuable upon the exercise of the Investor or Placement warrant, the holder is entitled to exercise the warrant and receive, for no consideration, a certificate equal to the number of shares obtained by subtracting the Exercise Price of the warrant for the volume weighted average price on the trading day immediately preceding the date of such election and multiplying that amount by the number of shares issuable upon the exercise of the warrant.

REGI filed an SB-2 Registration Statement with the United States Securities and Exchange Commission that was declared effective February 9, 2007, to register shares of common stock potentially issuable under this equity line of credit (6,160,000 shares) and the related warrants (1,640,000 shares).

Pursuant to the agreement, if REGI issues any common stock, or rights to acquire common stock at a price less than the Exercise Price, the Exercise Price will be adjusted to the lower price. In addition, the number of shares issuable will be increased such that the aggregate exercise price after adjustment is equal to the aggregate exercise price prior to adjustment.

Subsequent to the issuance of the warrants, REGI completed an equity financing at $1 per share. The issuance of REGI’s common shares lowered the Exercise Price of the Investor warrants to $1 and increased the number of shares issuable upon exercise of the warrants to 2,132,000 shares, of which 13,000 have been exercised. REGI recognized the change in fair value of the warrants of $222,681 as share issuance costs.

6.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2007 and 2006, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of subsidiary’s shares as follows:

	2007	2006
	$	$
Gain due to ownership of new assets resulting from REGI shares issued	147,414	331,949

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

7.	PROPERTY AND EQUIPMENT

			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	5,295	677	4,618	–
Office furniture and equipment	8,849	736	8,113	–
	14,144	1,413	12,731	–

8.	INCOME TAXES

The potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As at April 30, 2007, the Company has non-capital losses carried forward totalling US$7,745,000 for U.S. tax purposes and $1,881,000 for Canadian tax purposes, which expire starting in 2013 and 2007, respectively. The Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2007 and 2006 is as follows:

	Canada		United States
Statutory federal income tax rate	34.12%		35%
Effect of valuation allowance	(34.12%	)	(35%	)
Effective income tax rate	–		–

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2007	2006
Future income tax assets (Canadian Dollars)
Intangible assets	$144,000	$148,000
Property and equipment	70,000	66,000
Non-capital loss carry forwards	642,000	692,000
Total gross future income tax assets	856,000	906,000
Valuation allowance	(856,000)	(906,000)
Net future income tax asset	$–	$–
Future income tax assets (U.S. Dollars)
Non-capital loss carry forwards	$2,711,000	$2,357,000
Total gross future income tax assets	2,711,000	2,357,000
Valuation allowance	(2,711,000)	(2,357,000)
Net future income tax asset	$–	$–

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

8.	INCOME TAXES (Continued)

The Company and Rand have combined Canadian income tax losses of approximately $1,881,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

2007	$49,000
2008	182,000
2009	138,000
2010	190,000
2014	145,000
2015	212,000
2026	648,000
2027	317,000
$1,881,000

The Company’s U.S. subsidiary, REGI, has U.S. income tax losses of US$7,745,000, which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2013	24,000	2021	519,000
2014	394,000	2022	182,000
2015	1,008,000	2023	72,000
2016	793,000	2024	297,000
2017	522,000	2025	705,000
2018	606,000	2026	775,000
2019	417,000	2027	1,002,000
2020	429,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

9.	RELATED PARTY TRANSACTIONS

[a]

At April 30, 2007, the Company is indebted to related parties for an aggregate of $Nil (2006 - $46,681), and the Company is owed by related parties for an aggregate of $58,420 (2006 - $Nil). The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

During the year, fees in the aggregate of $134,193 (2006 - $15,475) for legal services have been paid to a professional law firm (the “Law Firm”) in which a partner of the firm is an officer and director of the Company.

[c]	During the year ended April 30, 2007, rent of $14,840 (2006 – $11,375) was paid to two companies having common officers and directors.

[d]	During the year ended April 30, 2007, project management fees of $34,140 (2006 - $65,616) were paid to a company having common officers and directors.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

[e]

During the year ended April 30, 2007, administrative fees, wages and benefits, public relations expenses, advertising expenses, secretarial services, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $185,706 (2006 - $163,788) for services rendered.

	[f]	During the year ended April 30, 2007, a director of the Company exercised 37,500 REGI stock options for cash proceeds of US$7,500.

	[g]	During the year ended April 30, 2007, a Company controlled by the President of the Company exercised 30,000 REGI share purchase warrants for cash proceeds of US$24,000.

	[h]	During the year ended April 30, 2007, a Company controlled by the President of the Company purchased 40,000 REGI units pursuant to a private placement for cash proceeds of US$40,000.

	[i]	During the year ended April 30, 2007, the President of the Company exercised 570,000 REGI stock options for cash proceeds of US$114,000.

	[j]	During the year ended April 30, 2007, a Company controlled by the spouse of the President of the Company exercised 25,000 REGI share purchase warrants for cash proceeds of US$20,000.

	[k]	During the year ended April 30, 2007, the spouse of the President of the Company exercised 100,000 REGI share purchase warrants for cash proceeds of US$80,000.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii] 1% net profit royalty will be payable to a director on all U.S.-based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year.

11.	COMMITMENTS OF REGI US, INC. (IN US DOLLARS)

[a]

On September 15, 2006, the Company entered into a Public Relations Agreement with an advertising company for the provision of investor relations services from September 15, 2006 to September 14, 2007 in consideration for $78,000 to be paid monthly. As at April 30, 2007, $32,500 had been paid and $3,250 accrued.

[b]

On July 14, 2006, the Company entered into a Financial Advisory Agreement with a consulting company for the provision of consulting services from July 14, 2006 to July 14, 2007 in consideration for $10,000 upon the signing of the agreement (paid), shares with a fair value of $60,000 (issued) and $5,000 per month for ten months. As at April 30, 2007, the pro-rata portion of $37,500 has been recorded in accounts payable and will be paid once the investor begins to purchase the Company’s stock pursuant to the Securities Purchase Agreement.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

11.	COMMITMENTS OF REGI US, INC. (Continued)

[c]

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm is an officer and director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock.

12.	SUBSEQUENT EVENTS

Subsequent to April 30, 2007, REGI US, Inc. had the following transactions in U.S. dollars:

	[a]	approved the increase of the authorized share capital of the Company to 100,000,000 shares from 50,000,000.

	[b]	issued 13,500 common shares upon the exercise of options for cash proceeds of $3,375.

	[c]	issued 60,000 common shares upon the exercise of warrants at $1 per share for cash proceeds of $60,000.

	[d]	issued 12,500 common shares upon the exercise of warrants at $0.80 per share for cash proceeds of $10,000.

	[e]	issued 3,000 common shares upon the exercise of options at $1.30 per share for cash proceeds of $3,900.

	[f]	extended 75,000 options set to expire on May 10, 2007 to May 10, 2009.